Thursday March 21, 12:01 am Eastern Time
Press Release
SOURCE: DaVita Inc.
DaVita Inc. Commences Tender Offers to
Buy up to 24,000,000 Shares of Its Common
Stock and Its 9.25% Senior Subordinated
Notes due 2011

TORRANCE, Calif., March 21 /PRNewswire-FirstCall/ -- DaVita Inc. (NYSE: DVA - news) today commenced its previously announced tender offers for up to 24,000,000 shares of its common stock and any or all of its outstanding 91/4% Senior Subordinated Notes due 2011. DaVita expects to enter into a new senior credit facility to finance these repurchases.

Kent Thiry, Chairman and Chief Executive Officer, stated: “We are pleased to launch this recapitalization. Our current assessment of industry growth prospects suggests that we will have more cash flow and debt capacity than high-return investment opportunities. We believe that returning capital is in the long-term interest of our stockholders and is consistent with the financial strategy that we have articulated for the past nine quarters. The tender offers represent the most practical and efficient means by which to execute this strategy. In particular, we like the fact that each stockholder may decide whether, and to what extent, he or she participate in this opportunity.”

Rich Whitney, Chief Financial Officer, added: “In response to recent inquiries, we would like to stress that this transaction is not meant to signal that we believe our stock is undervalued. While it does reflect our confidence in the long-term strength of our cash flow, it does not reflect any particular point of view regarding our stock price. Our assessment of conditions in the debt market led to our conclusion that now is a reasonable time to undertake this transaction.”

The stock tender offer will be made through a “Modified Dutch Auction” process that will consist of DaVita's offer to purchase up to 24,000,000 shares of its common stock at a purchase price between $20.00 and $25.00 per share net to the seller in cash, without interest. The closing sales price of DaVita’s common stock on March 14, 2002, the day prior to DaVita's announcement of its intent to commence the tender offers, was $22.92 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, DaVita will determine the lowest single price per share within the price range that would allow it to buy 24,000,000 shares, or, if fewer shares are tendered, all shares tendered and not properly withdrawn. All shares purchased will be purchased at the same price. Only shares tendered at or below this price will be eligible for purchase by DaVita. If the number of shares tendered is greater than the number sought, purchases will be made on a pro rata basis from stockholders tendering at or below the purchase price.

The Modified Dutch Auction tender offer will be contingent upon the funding of a new senior credit facility and the consummation of the tender offer for the notes. This offer is scheduled to expire at 9:00 a.m., New York City time, on April 19, 2002, unless extended by DaVita.

The tender offer for the notes consists of the purchase of the outstanding notes at a price to be determined three business days prior to the expiration date of the tender offer by reference to a fixed spread of 87.5 basis points over the yield to maturity of the 4.625% U.S. Treasury Notes due May 15, 2006, plus accrued and unpaid interest up to, but not including, the date of payment for the notes. Included in this purchase price is any consent payment to be made. The notes tender offer also is scheduled to expire at 9:00 a.m., New York City time, on April 19, 2002, unless extended by DaVita, and also is conditioned upon the funding of a new senior credit facility.

In connection with the tender offer, DaVita is seeking consents from the holders of the notes to amend the indenture governing the notes by eliminating certain restrictive provisions. The consent payment will be equal to $20 per $1,000 principal amount of the notes. Subject to certain conditions, each holder of the notes who consents to the proposed amendments by validly tendering such holder's notes on or prior to April 4, 2002 at 5:00 p.m., New York City time, unless extended, will receive the consent payment. Tendered notes may not be withdrawn and consents may not be revoked after such date except in certain limited circumstances.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OR NOTES. THE SOLICITATION AND THE OFFERS TO BUY DAVITA’S COMMON STOCK AND 9 1/4% NOTES WILL ONLY BE MADE PURSUANT TO SEPARATE OFFERS TO PURCHASE AND RELATED MATERIALS THAT DAVITA IS SENDING OUT. SECURITY HOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS TO THE OFFERS. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE MODIFIED DUTCH AUCTION TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV AND STOCKHOLDERS AND NOTEHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE MODIFIED DUTCH AUCTION TENDER OFFER AND THE NOTES TENDER OFFER FROM OUR INFORMATION AGENT, GEORGESON SHAREHOLDER, BY CALLING 866-800-0506 AND 866-800-0507, RESPECTIVELY. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISION WITH RESPECT TO THESE OFFERS.

The board of directors of DaVita has approved each of the tender offers and the consent solicitation. However, neither DaVita nor its board of directors makes any recommendation to security holders as to whether to tender or refrain from tendering their shares or notes or as to the purchase price or prices at which stockholders may choose to tender their shares. Security holders must make their own decision as to whether to tender their notes or shares and, if so, how many notes or shares to tender and, with respect to shares of common stock, the price or prices at which such shares should be tendered. DaVita's directors and executive officers have advised that they currently do not intend to tender shares in the Modified Dutch Auction.

Credit Suisse First Boston Corporation and Banc of America Securities LLC will serve as the dealer managers for the notes tender offer, and Credit Suisse First Boston Corporation will serve as the dealer manager for the stock tender offer. Georgeson Shareholder will serve as the information agent and The Bank of New York will serve as the Depositary for both tender offers.

DaVita is a leading provider of dialysis services in the United States for patients suffering from chronic kidney failure. DaVita owns and operates kidney dialysis centers and home peritoneal dialysis programs in 32 states, as well as Washington, D.C. It currently operates 493 outpatient dialysis facilities serving approximately 43,000 patients and also provides acute hemodialysis services to inpatients at approximately 270 hospitals.

This release contains forward-looking statements. Factors which could impact future results include the uncertainties associated with governmental regulation, general economic and other market conditions, and the risk factors set forth in DaVita’s SEC filings, including its Form 10-K for the year ended December 31, 2001. The forward-looking statements should be considered in light of these risks and uncertainties. These risks include those relating to possible reductions in private and government reimbursement rates, the concentration of profits generated from PPO and private indemnity patients and from ancillary services including the administration of pharmaceuticals, the ongoing payment suspension and review of DaVita’s Florida laboratory subsidiary by its Medicare carrier and the Department of Justice, the ongoing review by the Civil Division of the US Attorney’s Office for the EasternDistrict of Pennsylvania and DaVita’s ability to maintain contracts with physician medical directors.